
SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP


PARENT HOLDING COMPANIES OR CONTROL PERSONS:

    Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

    Berkshire Hathaway Inc.

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

    National Indemnity Company